FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 000-22161

Corgi International Limited

(Exact name of Registrant as specified in its charter)

    Unit 10, 16/F, Wah Wai Centre, 38-40 Au Pui Wan Street,
Fotan, New Territories Hong Kong, S.A.R., China

    (Address
of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Press release dated February 13,
2006

99.2

    Press release dated February 17,
2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORGI INTERNATIONAL LIMITED

(Registrant)

Date: March 1, 2006

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer

Exhibit 99.1

Press Release dated February 13, 2006

Corgi Introduces iCar(TM) -- The iPod(R) Accessory That Flashes, Jumps, Dances and Pumps up the Volume

CHICAGO--Feb. 13, 2006--Corgi International Limited (NASDAQ:CRGI), the leading name in die-cast scale models, announced today the introduction of the
iCar--the iPod® Accessory to Get Revved Up About!

Are you ready for the coolest iPod experience yet? Then crank up some tunes, plug in and watch the amazing iCar do its thing: It rocks right to left, front to back, and up and down to the music. Colored lights illuminate the wheel wells, rims, undercarriage, engine and trunk areas, and the high-quality speaker pumps out the sound. You can even manually open the doors and hood to create a whole new look.

Brand new for Fall 2006, Corgi's iCar adds a visual element to digital music that has to be seen to be believed. Start with two of the coolest rides on the road, the Cadillac Escalade and Nissan 240SX.
Let the model-making wizards at Corgi run wild and turn them into amazingly detailed 1:24 scale replicas.

The Caddy has with real working spinner wheels, wild graphics, chrome accessories, big tires and stereo system. The Nissan turns into a stone-cold drifter, ready to glide like silk over any surface. Then add the most important part -- the input jack. The iCar comes to life when you plug in your digital music player, bringing an element of sound and vision unlike anything that's come before.

Don't have your iPod handy? No problem -- each iCar comes with its own cool music and is ready to do its thing on a moment's notice. Just want to listen to your tunes? iCar has a speaker only mode as well.

The iCar runs on 3 AAA batteries (included) or with an AC adapter, and can connect to any music source that has standard headphone jacks
- all iPods, other MP3 players, CD players, stereos and PC's -- with the included cord. Suggested retail price is $34.99. For ages 8 and
up.

About Corgi International

Corgi International, based in Hong Kong, sells die-cast
collectible products under its own brand. In the U.S. the branded company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multinational companies that market collectible or gift items worldwide. The company has a high volume manufacturing operation in China and sales offices worldwide.
Retailers and consumers interested in more information can call
1-800-800-CORGI, or visit the company's website at:
http://www.corgi-international.com.

Celebrating its 50th Anniversary in 2006, Corgi USA is the
worldwide pioneer of collectible die-cast models and replicas.
Legendary for its devotion to quality, authenticity and value, Corgi
USA creates products to delight the entire family. Consumers can receive more information about the company and its line of products by calling 1-800-800-CORGI, or visiting us at:http://www.corgi-usa.com

Corgi USA, Inc is a wholly owned subsidiary of Corgi International
Ltd. (NASDAQ:CRGI)

To retrieve downloadable artwork, go to:
http://www.Corgi-USA.com/Media

iPod® is a registered trademark of Apple Computer, Inc.

Exhibit 99.2

Press Release dated February 17, 2006

Corgi International Limited (Nasdaq:CRGI) Announces Third Quarter Results

HONG KONG--Feb. 17, 2006--Corgi International Limited (NASDAQ:CRGI) today announced results of operations for the third quarter of fiscal year
2006, ended December 31, 2005. Net sales for the quarter were $7.5 million, compared to $12.2 million for the same quarter in the previous year. Gross profit for the third quarter of fiscal year 2006 was $2.3 million, compared to $4.6 million in the same quarter in the previous year. Net loss for the third quarter of fiscal year 2006 was
$5.9 million, or $0.60 loss per share (basic and diluted), compared to a net loss of $2.0 million, or $0.21 loss per share (basic and diluted), in the same quarter of the previous year.

Management has been proceeding in an effort to dispose of Zindart
Manufacturing Limited, the company's manufacturing division. The estimated loss on disposal will be approximately $3.5 million
(including related goodwill impairment charges of $0.4 million) if the sale is successfully concluded. In accordance with Financial
Accounting Standard 144, a $3.5 million write-down of the disposal group was recognized during the third quarter of fiscal year 2006 to reflect the estimated fair value thereof. Losses from discontinued
operations for the third quarter of fiscal year 2006 reflect this write-down, offset by approximately $69,000 in income from such operations. Loss from discontinued operations in the third quarter of fiscal year 2005 was $585,000. The sale is targeted to close by the end of March, subject to certain conditions.

For the nine months ended December 31, 2005, net sales were $28.1 million, compared to $32.9 million for the same period in 2004. Gross profit for the first nine months of fiscal year 2006 was $10.0 million, compared to $13.4 million for the same period in the previous year. Net loss for the first nine months of fiscal year 2006 was $8.0 million, or $0.82 per share (basic and diluted), compared to a net loss of $3.9 million, or $0.42 per share (basic and diluted), for the same period in the previous year.

George Volanakis, the company's Chief Executive Officer, said, "We are continuing with our cost-cutting efforts, which are showing results. In the third quarter of fiscal 2006, selling, general and administrative expenses were $4.8 million, compared with $6.2 million in the third quarter of fiscal 2005. For the year to date, selling, general and administrative expenses have decreased by $2.7 million compared to last year."

Mr. Volanakis continued, "The poor sales performance in the third quarter of fiscal 2006 was largely due to later than normal receipt of collectible orders in the UK and slower than planned delivery of stock from the Orient to Corgi's UK operation. Most of the third quarter shortfall should be recovered in the fourth quarter."

"Corgi is expecting significant growth in its European and
Australasia businesses, as well as significant incremental business from our new iCar product in the U.S. and U.K.," he added. The iCar is an iPod accessory that adds a visual element to digital music. The detailed replicas of the Cadillac Escalade and Nissan 240SX move to the music and colored lights illuminate various parts of the cars as the high-quality speakers broadcast music from all iPods and other MP3 players. The iCar also comes with its own "in store" demonstrable sample music.

Volanakis concluded, "We also expect new business will come in upcoming quarters from other new toy products and the 50th anniversary products. We believe the introduction of new products and the focus on higher margin offerings, combined with our cost-cutting efforts, will be reflected in improved operating performance in upcoming quarters."

About Corgi International

Corgi International, based in Hong Kong, sells die-cast
collectible products under its own brand. In the U.S., the company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. Corgi has a high-volume manufacturing operation in China and sales offices worldwide. Retailers and consumers interested in more information can call 1-800-800-CORGI, or visit the company's website at: http://www.corgi-international.com.

Cautionary note regarding forward-looking statements

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, timing of product shipments, the timing and availability of cost-reduction measures, changes in market demand for Corgi products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended
March 31, 2005. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or
circumstances.

Tables to follow

                  CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
                 Condensed Consolidated Balance Sheets
                            (In thousands)

                                        (Unaudited)        (Unaudited)
                                           As of    As of      As of
                                         December   March    December
                                             31,     31,        31,
                                            2005    2005        2004

                ASSETS
Current assets:
Cash and cash equivalents                   3,503 $ 7,012 $     9,600
Available-for-sale investments                  6      25          25
Trade accounts receivable, net              3,914   6,579      14,358
Other assets                               10,051  10,666      21,526
Assets of discontinued operations          24,250  29,243          --
                                       ----------- ------- -----------
Total current assets                       41,724  53,525      45,509
Property, plant, and equipment, net         6,800   7,933      21,943
Other long term assets                      1,821   1,874       2,865
Goodwill                                   35,312  35,312      35,726
                                       ----------- ------- -----------
Total assets                               85,657 $98,644 $   106,043
                                       =========== ======= ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term debt and current
 installments of long-term debt             3,139 $ 3,876 $    14,347
Trade accounts payable                      3,323   4,450      13,203
Other current liabilities                   4,299   3,264      10,370
Liabilities of discontinued operations     21,448  23,073          --
                                       ----------- ------- -----------
Total current liabilities                  32,209  34,663      37,920
Long-term liabilities                          --     235       1,381
                                       ----------- ------- -----------
Total liabilities                          32,209  34,898      39,301
                                       ----------- ------- -----------
Minority interests                            105     693         708
                                       ----------- ------- -----------
Stockholders' equity:
Common stock                                  625     623         621
Additional paid-in capital                 40,280  40,229      39,975
Retained earnings                          11,645  19,590      22,757
Accumulated other comprehensive income        793   2,611       2,681
                                       ----------- ------- -----------
Total stockholders' equity                 53,343  63,053      66,034
                                       ----------- ------- -----------
Total liabilities and stockholders'
 equity                                    85,657 $98,644 $   106,043
                                       =========== ======= ===========

             CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
            Condensed Consolidated Statements of Operations
                   (In thousands, except share data)

                                                  Three months ended
                                                     December 31,
                                               (Unaudited) (Unaudited)
                                                    2005        2004

Net sales                                     $     7,450 $    12,249
Cost of goods sold                                 (5,132)     (7,614)
                                               ----------- -----------
Gross profit                                        2,318       4,635
Selling, general, and administrative expenses      (4,788)     (6,160)
                                               ----------- -----------
Operating loss                                     (2,470)     (1,525)
Other income (expense):
Interest income                                        15          40
Interest expense                                     (127)       (174)
Other income (loss)                                    64        (359)
                                               ----------- -----------
Loss before income taxes and
 minority interests                                (2,518)     (2,018)
Income tax benefit                                     65         207
                                               ----------- -----------
Loss from continuing operations                    (2,453)     (1,811)
Income (loss) from discontinued operations,
 net of tax (including gain on disposal
 of $984 in 2004)                                  (3,426)       (585)
                                               ----------- -----------
Loss before extraordinary items                    (5,879)     (2,396)
Extraordinary gain, net of nil tax                     --         418
                                               ----------- -----------
Net loss                                           (5,879)     (1,978)
                                               =========== ===========
Loss per common share:
Basic:
Loss from continuing operations               $     (0.25)$     (0.19)
Income (loss) from discontinued operations          (0.35)      (0.06)
Extraordinary gain                                     --        0.04
                                               ----------- -----------
Net loss                                      $     (0.60)$     (0.21)
                                               =========== ===========
Diluted:
Loss from continuing operations               $     (0.25)$     (0.19)
Income (loss) from discontinued operations          (0.35)      (0.06)
Extraordinary gain                                     --        0.04
                                               ----------- -----------
Net loss                                      $     (0.60)$     (0.21)
                                               =========== ===========
Weighted average number of common shares
 outstanding:
Basic                                           9,671,943   9,603,954
                                               =========== ===========
Diluted                                         9,671,943   9,603,954
                                               =========== ===========

             CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
            Condensed Consolidated Statements of Operations
                   (In thousands, except share data)

                                                  Nine months ended
                                                     December 31,
                                               (Unaudited) (Unaudited)
                                                    2005        2004
                                               ----------- -----------

Net sales                                     $    28,102 $    32,882
Cost of goods sold                                (18,056)    (19,477)
                                               ----------- -----------
Gross profit                                       10,046      13,405
Selling, general, and administrative expenses     (15,520)    (18,215)
                                               ----------- -----------
Operating loss                                     (5,474)     (4,810)
Other income (expense):
Interest income                                        70          83
Interest expense                                     (474)       (516)
Other income (loss)                                   776        (212)
                                               ----------- -----------
Loss before income taxes and
 minority interests                                (5,102)     (5,455)
Income tax benefit                                    472         707
                                               ----------- -----------
Loss from continuing operations                    (4,630)     (4,748)
Income from discontinued operations, net of
 tax (including gain on disposal
 of $984 in 2004)                                  (3,315)        394
                                               ----------- -----------
Loss before extraordinary items                    (7,945)     (4,354)
Extraordinary gain, net of nil tax                     --         418
                                               ----------- -----------
Net loss                                           (7,945)     (3,936)
                                               =========== ===========
Loss per common share:
Basic:
Loss from continuing operations               $     (0.48)$     (0.50)
Income from discontinued operations                 (0.34)       0.04
Extraordinary gain                                     --        0.04
                                               ----------- -----------
Net loss                                      $     (0.82)$     (0.42)
                                               =========== ===========
Diluted:
Loss from continuing operations               $     (0.48)$     (0.50)
Income from discontinued operations                 (0.34)       0.04
Extraordinary gain                                     --        0.04
                                               ----------- -----------
Net loss                                      $     (0.82)$     (0.42)
                                               =========== ===========
Weighted average number of common shares
 outstanding:
Basic                                           9,653,379   9,440,371
Diluted                                         9,653,379   9,440,371
                                               =========== ===========